

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2022

Leo Li
Chief Financial Officer
Burning Rock Biotech Limited
No.5 Xingdao Ring Road North, International Bio Island
Guangzhou, Guangdong
People's Republic of China

      Re: Burning Rock Biotech Limited
          Form 20-F for the fiscal year ended December 31, 2021
          Filed April 29, 2022
          File No. 001-39316

Dear Mr. Li:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2021

Item 5. Operating and Financial Review and Prospects, page 95
Results of Operations, page 108
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020, page 109

1.   We note from page F-41 that your CODM assesses the performance of the operating segments based on "the measures of revenues, cost of revenue and gross profit by central laboratory business, in-hospital business and pharma research and development services." Please provide a more robust analysis of gross profit by segment for the periods presented as required by Item 303(b)(2)(ii) of Regulation S-K, especially considering that, for 2021 for example, gross profit increased 16.0% while gross margin decreased 1.3%.

3 Segment Reporting, page F-41

2.   We note the amounts shown in parentheses as revenue from services attributable to the in-hospital business/segment for each of the three periods presented. Please clarify what these parenthetical amounts represent, e.g., an expense instead of revenue. Explain how, if at all, net recognition of these services as described on page F-30 has resulted in these negative amounts.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jenn Do at (202) 551-3743 or Daniel Gordon at (202) 551-3486 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences